Mail Stop 4561

May 16, 2007

By U.S. Mail and Facsimile (805)545-8599

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
Amendment No. 1
Supplemental letter dated May 11, 2007
File No. 333-141453

Dear Ms. Davis:

    We have reviewed your responses in your letter dated May 11, 2007 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Professional Business Bank Consolidated Financial Statements

Note C – Loans, page F-11

1.   We are continuing to evaluate your supplemental response to comment 10 of our letter dated May 9, 2007. We may have additional comments.

2.   We note your supplemental response to comment 16 of our letter dated May 9, 2007. In light of the relatively high percentage of the guaranteed portion of originated SBA loans that are sold, please tell us how you determined that this does not call into question your assertion that the bank originates these loans for its portfolio. Refer to paragraph .08(a) of SOP 01-6.

Note G – Income Taxes, page F-14

3.   We note your supplemental response to comment 17 of our letter dated May 9, 2007. In your response you state that since the total amount of the valuation allowance was considered immaterial to the financial statements as a whole, the bank chose the more conservative path in accordance with its methodology of recovering deferred tax assets as described. Please provide us with your analysis of how you determined that the valuation allowance as of December 31, 2006 is immaterial to your financial statements, including the impact on your results of operations. Clarify for us whether you continued to apply the methodology because you believed that the impact on your financial statements was not material or that you believe your methodology as applied resulted in a reasonable estimate to reduce the deferred tax asset to the likely realizable amount as of December 31, 2006.

4.   In your response you state that the bank used a one year time horizon as a conservative estimate of future income and has consistently applied this methodology since it began to reduce its valuation allowance. It appears that the reductions of the valuation allowance during these periods were the result of being able to utilize deferred tax assets that you previously had determined would not likely be realizable. Please clarify for us how the reductions of the valuation allowance based on utilization of the deferred tax assets impacted your consideration of the amount of likely realizable deferred tax asset as of December 31, 2005 and 2006.

5.   As a related matter, we continue to await your response to comment 19 of our letter dated May 9, 2007.

6.   In your response you state that the remaining valuation allowance of $120,000 is essentially a 48% valuation allowance for state NOL benefit for future periods. Please quantify for us the amount of unrealized tax benefits for federal NOL and state NOL as of December 31, 2005. Describe how the valuation allowance was allocated between federal and state NOL's as of December 31, 2005.

7.   We note your supplemental responses to comments 17 and 18 of our letter dated May 9, 2007. Aside from that you continued to apply your historical methodology and conservatism, it continues to remain unclear as to why you believe using a one year time horizon provides a reasonable estimate of the amount of realizable deferred tax asset in light of the length of time available to utilize the NOL's. Please clearly demonstrate to us how using a one year time horizon provides you with a reasonable basis for estimating the amount of likely realizable deferred tax asset.

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Alison Davis
Belvedere SoCal
May 16, 2007
Page 3

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

    You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding these comments. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

                            Sincerely,

                            Michael Clampitt
                            Senior Attorney

cc: John F. Stuart, Esq.
       Kenneth E. Moore, Esq.
       Reitner, Stuart & Moore
       1319 Marsh Street
       San Luis Obispo, California 93401

       Barbara S. Polsky, Esq.
       Joshua A. Dean, Esq.
       Manatt, Phelps & Phillips, LLP
       11355 West Olympic Boulevard
       Los Angeles, California 90064